[symetra financial logo]		Symetra Life Insurance Company
					[777 108th Avenue NE Suite 1200]
					[Bellevue, WA  98004-5135]



		          [Capital Preservation] Rider


This rider ("Rider" ) is a part of the Contract to which it is attached and is effective upon issuance. In the case of a conflict with any provision in the Contract, the terms of this Rider will control. Once this Rider has been selected, it cannot be revoked. This Rider can be selected at the time of application or on any contract anniversary date thereafter. Unless redefined in this Rider, the terms defined in the Contract will have the same meaning when used in this Rider. Only one Capital Preservation Rider can be effective at any time.

Definitions

Guaranteed Base

If this Rider is elected on the contract date, the Guaranteed Base is equal to the initial Purchase Payment on the contract date shown on the contract data page.If elected on a contract date anniversary, the Guaranteed Base is equal to the contract value on that contract date anniversary. Any Purchase Payments made after the effective date of the Rider do not increase the Guaranteed Base.

Guaranteed Term

The Guaranteed Term is elected at the time this Rider is elected, and is shown on the contract data page.

Step-up Date

A contract date anniversary on the 2nd contract date anniversary or any contract date anniversary thereafter of the effective date of this Rider when an optional Guaranteed Base increase may be elected.


[Capital Preservation Rider]

The [ Capital Preservation Rider] guarantees the contract value at the end of the Guaranteed Term will be no less than the Guaranteed Base. If, at the end of the Guaranteed Term the contract value is less than the Guaranteed Base, Symetra will add to the contract value at the end of the last day of the Guaranteed Term the difference between the Guaranteed Base and the current contract value on that day. If for any reason the New York Stock Exchange
(NYSE) is closed on the last day of the Guaranteed Term, it will be added on the next regular business day of the NYSE. The additional amount added to the contract value will be allocated pro-rata according to the current investment allocation percentages.

Once elected, this Rider cannot be terminated except as described below.

The Rider may be elected at the time of contract issue or on any contract date anniversary if:

	-	on that date the oldest Owner, or if a non-natural Owner,
		the oldest Annuitant, is younger than age 86;
	-	the Annuity Date is not prior to the end of the Guaranteed
		Term; and
	-	this Rider is currently available for sale on such date.


If selected on any contract date anniversary, we must receive the request in writing within 30 days prior to that contract date anniversary.


Optional Guaranteed Base Increase

On any Step-up Date, the Owner may choose to increase the Guaranteed Base to the contract value on that Step-up Date. This option is only available if on the Step-up Date this option is elected and:

	-	the contract value exceeds the Guaranteed Base;
	-	this Rider is currently available for sale on such date;
	-	the oldest Owner is less than age 86, or, in the case of a
		non-natural Owner, the oldest Annuitant is less than age 86;
		and
	-	the Annuity Date is not prior to the end of the new Guaranteed
		Term.

If an increase to the Guaranteed Base is chosen, then a new Guaranteed Term will start on the Step-up Date. The Rider charge for the new Guaranteed Term will equal the charge we are then currently assessing for this Rider, if higher than the current Rider charge, subject to a maximum charge shown on the contract data page. The Optional Guaranteed Base Increase must be requested in writing within 30 calendar days prior to the applicable contract date anniversary. In no instance will the Guaranteed Base be reduced as a result of the request for the Optional Guaranteed Base Increase. If the Guaranteed Base in not increased, the Rider charge will not change.


Effect of Withdrawals on the Guaranteed Base

Each withdrawal, including charges, during the Guaranteed Term will reduce the Guaranteed Base. After any withdrawal, the Guaranteed Base will be recalculated by:

	-	multiplying the Guaranteed Base prior to the withdrawal by the
		contract value after the withdrawal, and;
	-	dividing by the contract value prior to the withdrawal.

Termination of Rider

The Owner cannot request a termination of the Rider. The Rider will automatically terminate on the earliest of:

	- 	the day any portion of the contract value is not invested in
		accordance with the "Rider Allocation Requirement"
		section listed below;
        - 	the date of death of an Owner;
	-	if a non-natural Owner, the death of an Annuitant;
	- 	the day the contract is surrendered;
	- 	the Annuity Date; or
	- 	the end of the Guaranteed Term.
Upon the death of an Owner, a spousal beneficiary may not elect to continue the Rider.

Rider Allocation Requirement

If this Rider is elected, the entire contract value must be allocated to any or all of the Sub-accounts invested in the following Portfolios:

	-[Ibbotson Aggressive Growth ETF Asset Allocation Portfolio- Class 1] -[Ibbotson Balanced ETF Asset Allocation Portfolio- Class 1] -[Ibbotson Conservative ETF Asset Allocation Portfolio- Class 1] -[Ibbotson Growth ETF Asset Allocation Portfolio- Class 1]
	-[Ibbotson Income & Growth ETF Asset Allocation Portfolio- Class 1]

We reserve the right to change the allocation requirements under this Rider. If the investment options shown are no longer available, we will substitute other Sub-accounts. We will seek necessary regulatory approval for such substitution and provide notification of any changes to the Sub-Account options of this Rider.

Rider Charge

The Rider charge is equal on an annual basis to the rider charge percentage listed under "Insurance Charges" on the contract data page. The rider charge may increase if an Optional Guaranteed Base Increase is chosen as defined above. The applicable charge will be applied to the contract value until the termination of this Rider. In no event will the rider charge percentage exceed the maximum rider charge percentage shown on the contract data page.

The charge is applied to the average daily net assets of each Portfolio. It is taken pro-rata on a quarterly basis from each Portfolio. If you surrender or annuitize your Contract, a pro-rated charge will be deducted based on the number of days the rider was in effect since the last charge was deducted.

All other terms and conditions of the Contract remain unchanged.




Symetra Life Insurance Company
/s/George Pagos
[George Pagos]
[Secretary]